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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Feldman Mall Properties, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
314308107
(CUSIP Number)
James W. Sight
8500 College Boulevard
Overland Park, Kansas 66210
(913) 362-9133

with a copy to:
Jefferson D. Dillon, Esq.
Shughart, Thomson & Kilroy, P.C.
120 W. 12th Street, Suite 1800
Kansas City, Missouri 64105
(816) 374-0525
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	314308107	Page	1	of	4

1	NAMES OF REPORTING PERSONS James W. Sight

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		739,800

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		739,800

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	739,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.	Security and Issuer
(a)	Security:

Common Stock, $.01 par value per share (the “Shares”)

(b)	Name of Issuer:

Feldman Mall Properties, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

1010 Northern Blvd., Suite 314, Great Neck, N.Y. 11021

Item 2.	Identity and Background
(a)	Name of Person Filing:

James W. Sight (“Sight”)

(b)	Residence or Business Address:

8500 College Blvd., Overland Park, Kansas 66210
(c)     Sight’s principal occupation is a securities trader and his business address is listed in Item 2(b) above which is incorporated herein by this reference.
(d)     Sight has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)     Sight was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.
(f)	Citizenship:

United States of America

Item 3.	Source and Amount of Funds or Other Consideration
Sight has purchased a total of 739,800 Shares for an aggregate price of $2,943,516.85 in approximately fourteen open-market transactions from October 2, 2007, through November 12, 2007, using personal funds.

Item 4.	Purpose of Transaction
The Company’s recent announcement to repurchase up to 3,000,000 Shares is welcome news as it should signify that the Company recognizes the substantial disconnect between its net asset value and the stock price. Furthermore, it should be an opportunity for the Company to deploy its capital with the greatest return for its shareholders. It is important for the Company to follow through with the repurchase plan. Finally, when a position on the Board of Directors becomes available, Sight believes the Company should consider adding an outside investor who has a large equity stake in the Company. Going forward, Sight may: (i) request to meet with the Company’s management and/or Board of Directors to discuss other initiatives that may be appropriate for the building of shareholder value; (ii) seek representation on the Company’s Board of Directors; or (iii) acquire and/or sell additional Shares of the Company. Sight has not reached any conclusion as to any of the foregoing alternatives and reserves the right to reevaluate the situation from time to time.
Other than as described herein, at the present time, Sight has no definitive plans or made any formal proposals relating to the acquisition of additional securities of the Company or the disposition of securities of the Company. In addition, Sight has no plans to alter the Company’s current policies and plans with respect to: any extraordinary corporate transactions such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing the Shares to be delisted or cease to be authorized for quotation on the NYSE or to be eligible for termination of registration under Sectio 12 of the Exchange Act, or any other similar action.

Item 5.	Interest in Securities of Issuer
(a) See response corresponding to Row 11 of the Cover Page for the aggregate number of Shares beneficially owned by Sight, which is incorporated herein by reference. See response corresponding to Row 13 of the Cover Page for the percentage of Shares owned by Sight, which is incorporated herein by reference.
(b) See response corresponding to Rows 7-10 of the Cover Page for the number of shares as to which Sight has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.
(c) During the 60-day period beginning September 15, 2007, through November 15, 2007, Sight has effected the following Share transactions, each via the New York Stock Exchange:

Date of Acquisition:	No. of Shares:	Price per Share:

10/2/07	25,500	$7.48
10/3/07	6,100	$7.28
10/4/07	68,000	$7.20
10/12/07	70,400	$5.94
10/15/07	113,100	$5.78
10/17/07	1,700	$5.44
10/18/07	15,000	$5.45
10/22/07	19,800	$5.31
10/23/07	10,000	$5.18
10/31/07	50,000	$4.25
11/1/07	120,000	$3.59
11/6/07	5,000	$3.13
11/9/07	31,100	$2.82
11/12/07	53,700	$2.75

(d)     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
(e)     N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A

Item 7.	Material to Be Filed as Exhibits
N/A
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 15, 2007
Date
/s/ James W. Sight
Signature
James W. Sight
Name/Title